Exhibit 99.2

Definitive Notice of the Interim Result

of the public tender offer by

Impulsora de Marcas e Intangibles, S.A. de C.V., Monterrey, Mexico
(a wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.)

for all publicly held registered shares with a nominal value of CHF 1.00 each of

Valora Holding Ltd., Muttenz, Switzerland

On July 26, 2022, Impulsora de Marcas e Intangibles, S.A. de C.V. (the "Offeror") published the offer prospectus (the "Offer Prospectus") for its public tender offer according to article 125 et seq. FMIA (the "Offer") for all publicly held registered shares of Valora Holding Ltd. ("Valora") with a nominal value of CHF 1.00 each (each a "Valora Share"). The offer price for each Valora Share is CHF 260 net in cash, less the gross amount of any dilutive effects in respect of the Valora Shares prior to the Settlement (as further described in the Offer Prospectus).

Terms not defined herein have the meaning assigned to such terms in the Offer Prospectus.

Interim Result

As of the end of the Offer Period on September 9, 2022, 4:00 p.m. Swiss time, the participation of the Offeror and the persons acting in concert with the Offeror is 3,705,851 Valora Shares in aggregate, corresponding to 84.42% of the issued share capital and voting rights of Valora (participation rate). 3,698,762 Valora Shares were tendered into the Offer until the end of the Offer Period, corresponding to 84.39% of all Valora Shares to which the Offer extends as of the end of the Offer Period (success rate).

The following overview summarizes the interim result:

	Number of Valora Shares		Share capital / Voting rights (participation rate)	Success rate
Valora Shares tendered into the Offer	3,698,762		84.25%	84.39%
Valora Shares held by the Offeror and the persons acting in concert with the Offeror at the end of the Offer Period*	7,089	**	0.16%**
Interim result	3,705,851		84.42%

*	Consisting entirely of treasury shares held by Valora and its Subsidiaries. The Offeror and the persons acting in concert with the Offeror (other than Valora and its Subsidiaries) held no Valora Shares as at the end of the Offer Period.

**	In the Offer Prospectus, the number of Valora Shares held by Valora and its Subsidiaries in treasury as of July 4, 2022 (the last Trading Day prior to the Pre-Announcement) was stated to be 4,291 Valora Shares. In fact, Valora and its Subsidiaries held 7,089 Valora Shares as treasury shares as of that date (i.e., 2,798 additional Valora Shares corresponding to approximately 0.06% of Valora's share capital registered in the commercial register), which is why the Offer extends to a maximum of 4,382,911 Valora Shares and not to a maximum of 4,385,709 Valora Shares as stated in the Offer Prospectus under Section B/2.

Satisfaction of Offer Conditions

The Offer Condition pursuant to Section B.7(a) (Minimum Acceptance Rate) of the Offer Prospectus has been satisfied and the Offer has been successful. As at the end of the Offer Period, the Offer Condition pursuant to section B.7(d) (No Material Adverse Effect) of the Offer Prospectus was satisfied.

Offer Conditions (b), (c), (e), (f), (g), and (h) pursuant to Section B.7 (Offer Conditions, Waiver of Offer Conditions and Period for Which the Offer Conditions are in Force and Effect) of the Offer Prospectus remain in effect, as set forth in sub-section "Period for Which the Offer Conditions are in Force and in Effect" of Section B.7.

Extraordinary Shareholders' Meeting of Valora

The extraordinary shareholders' meeting to be called by Valora in connection with the Offering shall be held on or around October 14, 2022.

Additional Acceptance Period, Acceptance of the Offer and Settlement

In accordance with Section B.6 (Additional Acceptance Period) of the Offer Prospectus, the Additional Acceptance period of ten (10) Trading Days for the subsequent acceptance of the Offer will commence on September 16, 2022 and expire on September 29, 2022, 4:00 p.m. Swiss time.

Shareholders of Valora should be aware that their custodian bank may set a deadline for tendering their Valora Shares that ends prior to September 29, 2022, 4:00 p.m. Swiss time, and should proceed according to the instructions of their custodian bank.

Subject to satisfaction or waiver of the aforementioned Offer Conditions, Settlement is expected to take place on October 7, 2022.

Squeeze-out and Delisting

As described in the Offer Prospectus, the Offeror intends to have Valora submit an application to SIX Exchange Regulation for the delisting of the Valora Shares and for an exemption from certain disclosure and publicity obligations until the date of delisting of the Valora Shares, and to request the cancellation of the remaining publicly held Valora Shares in accordance with article 137 FMIA or to merge Valora with the Offeror or another Swiss company directly or indirectly controlled by FEMSA, whereby the remaining public holders of Valora Shares would be compensated (in cash or otherwise) and not receive any shares in the surviving company if the statutory requirements are met (see Section E.3 (Intentions of the Offeror with Respect to Valora) and Section L.6 (Squeeze-out and Delisting) of the Offer Prospectus).

Offer Restrictions

The Offer is subject to the offer restrictions as set forth in the Offer Prospectus. The Offer Prospectus may be obtained free of charge in German, French and English from Credit Suisse AG, Zurich (e-mail: equity.prospectus@credit-suisse.com). The Offer Prospectus and other information concerning the Offer are also available at https://femsa.gcs-web.com/valora-transaction.

Valora Holding Ltd.	Securities No.	ISIN	Ticker symbol

Registered shares not tendered (first trading line)	208 897	CH000 208 897 6	VALN

Registered shares tendered (second trading line)	120 261 659	CH120 261 659 0	VALNE

September 15, 2022

Financial Advisor and Offer Manager

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